UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 8, 2023

WORLDWIDE WEBB ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40920	98-1587626
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

770 E Technology Way F13-16
Orem, UT	84997
(Address of principal executive offices)	(Zip Code)

(415) 629-9066

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	WWACU	Nasdaq Capital Market
Class A ordinary shares, par value $0.0001 per share	WWAC	Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	WWACW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Non-Redemption Agreement

On October 8, 2023, Worldwide Webb Acquisition Corp. (the “Company” or “WWAC”) and Worldwide Webb Acquisition Sponsor, LLC (the “Sponsor”), the sponsor of the Company, entered into non-redemption agreements (each, a “Non-Redemption Agreement”) with certain unaffiliated third parties (each, a “Holder,” and collectively, the “Holders”) in exchange for the Holder or Holders agreeing either not to request redemption in connection with the Extensions (as defined below) or to reverse any previously submitted redemption demand in connection with the Extension with respect to an aggregate of 2,384,613 Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”, and such shares subject to each Non-Redemption Agreement, the “Non-Redeemed Shares”), of the Company sold in its initial public offering (the “IPO”) at the extraordinary general meeting called by the Company to, among other things, approve an amendment to the Company’s amended and restated memorandum and articles of association to extend the date by which the Company must (1) consummate a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “business combination”), (2) cease its operations except for the purpose of winding up if it fails to complete such business combination, and (3) redeem all of the Company’s Class A ordinary shares sold in the Company’s IPO, from 24 months from the closing of our IPO to 25 months from the closing of our IPO or such earlier date as is determined by our Board of Directors (the “Board”) to be in the best interests of the Company (such date, the “Extended Date”), and to allow the Company, without another shareholder vote, by resolution of our Board, to elect to further extend the Extended Date in one-month increments up to five additional times (with each such extension being upon five days’ advance notice in writing), for a total of up to 30 months from the closing of our IPO, unless the closing of a business combination will have occurred prior thereto (each an “Extension”). In consideration of the foregoing agreement and the initial Extended Date, immediately prior to, and substantially concurrently with, the closing of an initial business combination, the Company will issue to the Holders a number of Class A ordinary shares equal to one percent (1%) of the number of Non-Redeemed Shares. In connection with the first Extension, if it becomes necessary (the “First Monthly Extension”) that occurs prior to the consummation of a business combination, the Company will issue to the Holder for no additional consideration, an additional number of Class A ordinary shares, equal to one and a half percent (1.5%) of the number of Non-Redeemed Shares. In connection with each Extension after the First Monthly Extension that occurs prior to the consummation of a business combination, the Company will issue to the Holder for no additional consideration, a number of Class A ordinary shares equal to three percent (3%) of the number of Non-Redeemed Shares.

The foregoing description of the Non-Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Non-Redemption Agreement filed hereto as Exhibit 10.1 and incorporated herein by reference.

Where You Can Find Additional Information

This Current Report on Form 8-K relates to a proposed business combination transaction among WWAC and Aeries Technology Business Accelerators Pte. Ltd. (“Aeries Technology”). In connection with the proposed transaction, WWAC has filed with the SEC a registration statement on Form S-4 and proxy statement/prospectus to solicit shareholder approval of the proposed business combination. The definitive proxy statement/prospectus (if and when available) will be delivered to WWAC’s shareholders. In connection with the Extension, WWAC has filed with the SEC a definitive proxy statement to solicit shareholder approval of the proposed Extension. The definitive proxy statement related to the Extension will be delivered to WWAC’s shareholders. WWAC may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF WWAC ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement (when available) and other documents that are filed or will be filed with the SEC by WWAC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WWAC will be available free of charge at Worldwide Webb Acquisition Corp., 770 E Technology Way F13-16, Orem, UT 84097, attention: Chief Executive Officer.

Participants in the Solicitation

WWAC and its directors and executive officers are participants in the solicitation of proxies from the shareholders of WWAC in respect of the proposed transaction and Extension. Information about WWAC’s directors and executive officers and their ownership of WWAC’s Class A ordinary shares is set forth in WWAC’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023, and in WWAC’s other periodic and current reports filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement, and WWAC may also file other relevant materials with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Aeries Technology, Aeries and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of WWAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts but are forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements regarding the anticipated benefits of the proposed transaction, the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, and the anticipated timing of closing of the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this report, including but not limited to: (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of WWAC’s securities; (iv) the risk that the transaction may not be completed by WWAC’s business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by WWAC; (v) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the Business Combination Agreement by the shareholders of WWAC, the satisfaction of the minimum cash on hand condition following redemptions by the public shareholders of WWAC and the receipt of any governmental and regulatory approvals; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vii) unexpected costs or unexpected liabilities that may result from the proposed transactions, whether or not consummated; (viii) the impact of COVID-19 on Aeries’ business and/or the ability of the parties to complete the proposed transaction; (ix) the effect of disruption from the announcement or pendency of the transaction on Aeries’ business relationships, performance, and business generally; (x) risks that the proposed transaction disrupts current plans and operations of Aeries and potential difficulties in Aeries employee retention as a result of the proposed transaction; (xi) the outcome of any legal proceedings that may be instituted against Aeries or WWAC related to the Business Combination Agreement or the proposed transaction; (xii) the ability to maintain the listing of WWAC’s securities on the Nasdaq Capital Market; (xiii) potential volatility in the price of WWAC’s securities due to a variety of factors, including economic conditions and the effects of these conditions on Aeries’ clients’ businesses and levels of activity, risks related to an economic downturn or recession in India, the United States and other countries around the world, fluctuations in earnings, fluctuations in foreign exchange rates, Aeries’ ability to manage growth, intense competition in IT services including those factors which may affect Aeries’ cost advantage, wage increases in India, the ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, Aeries’ ability to manage the international operations, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, changes in laws and regulations affecting Aeries’s business and changes in the combined company’s capital structure; (xiv) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xv) the risk that the post-combination company may never achieve or sustain profitability; (xvi) WWAC’s potential need to raise additional capital to execute its business plan, which capital may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; and (xviii) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in WWAC’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by WWAC from time to time. The forward-looking statements included in this communication are made only as of the date hereof. None of Aeries, WWAC or any of their affiliates undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, subsequent events, circumstances or otherwise, except as may be required by any applicable securities laws.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement or any other document that WWAC may file with the SEC or send to WWAC’s shareholders in connection with the proposed transaction, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Form of Non-Redemption Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLDWIDE WEBB ACQUISITION CORP.

Date: October 10, 2023	By:	/s/ Daniel S. Webb
	Name:	Daniel S. Webb
	Title:	Chief Executive Officer, Chief Financial Officer and Director

Exhibit 10.1

Execution Version

VOTING AND NON-REDEMPTION AGREEMENT

This VOTING AND NON-REDEMPTION AGREEMENT (this “Agreement”) is entered into as of October  , 2023 by and among Worldwide Webb Acquisition Corp., a Cayman Islands exempted company (“SPAC”), Worldwide Webb Acquisition Sponsor, LLC, a Cayman Islands limited liability company (the “Sponsor”), and the undersigned entities listed on Exhibit A (collectively, “Shareholder”). SPAC, Sponsor and Shareholder are collectively referred to herein as the “Parties” and individually as a “Party.”

WHEREAS, Shareholder is the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of a number of Class A ordinary shares, par value $0.0001 per share, of SPAC (“Class A ordinary shares”); the entire number of Class A ordinary shares Shareholder owns as of the date of this Agreement is set forth on Exhibit A hereto (such shares being referred to herein as the “Securities”);

WHEREAS, SPAC desires to extend the date by which SPAC has to complete an initial business combination (a “Business Combination”) from October 22, 2023 to November 22, 2023 (the “Initial Extension”) or such earlier date as is determined by SPAC’s Board of Directors (the “Board”) to be in the best interests of SPAC, and to allow SPAC, without another shareholder vote, by resolution of the Board, to elect to further extend the Initial Extension in one-month increments (each one (1) month extension, a “Monthly Extension”) up to five (5) additional times (with each such extension being upon five days’ advance notice in writing), for a total of up to 30 months from the closing of SPAC’s initial public offering (the “IPO”), unless the closing of a Business Combination shall have occurred prior thereto (the “Extension”);

WHEREAS, SPAC has filed with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement to solicit proxies for a special meeting (the “Meeting”) to be held on or about October 16, 2023, to approve, among other things, the Extension (the “Approval”);

WHEREAS, the amended and restated memorandum and articles of association of SPAC provides Shareholder with certain rights to redeem its Class A ordinary shares in connection with the Approval (the “Redemption Rights”);

WHEREAS, Shareholder is willing to not exercise its Redemption Rights in connection with the Extension, or to validly rescind any previously submitted redemption demand, of certain of the Class A ordinary shares held by the Shareholder upon the terms set forth herein; and

WHEREAS, subject to the terms and conditions of this Agreement, SPAC desires to issue to Shareholder, and Shareholder desires to receive from SPAC, the Commitment Shares (as defined below) and the Monthly Extension Shares (as defined below).

NOW, THEREFORE, in consideration of the premises, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

1. Agreement not to Redeem. Shareholder hereby agrees that Shareholder (i) shall not exercise the Redemption Rights and will not elect to redeem or otherwise tender or submit for redemption any of the Non-Redeemed Shares (as defined below) pursuant to or in connection with the Approval or (ii) if Shareholder has exercised such Redemption Rights or otherwise has elected to redeem or tender or submit for redemption any of the Non-Redeemed Shares, Shareholder shall revoke such Redemption Rights, redemption, or tender or submission for redemption prior to such redemption being accepted by SPAC. For the purpose of this Agreement, “Non-Redeemed Shares” shall mean an amount of the Class A ordinary shares equal to the lesser of (i) 350,000 Class A ordinary shares, and (ii) 9.9% of the total number of Class A ordinary shares (or any other class of securities of the Company registered under the Securities Act and Exchange Act) that are not to be redeemed, including those Class A ordinary shares subject to non-redemption agreements with other SPAC shareholders similar to this Agreement on or about the date of the Meeting, and notwithstanding anything to the contrary herein all share quantities herein shall be automatically adjusted to ensure such result if necessary. For the avoidance of doubt, in no event will Shareholder be required to hold a number of Class A ordinary shares greater than 9.9% of the total number of Class A ordinary shares outstanding after giving effect to all redemptions of Class A ordinary shares in connection with the Extension. The SPAC covenants and agrees to publicly file a Redemption Notice (as defined below) no later than 9:00 AM Eastern Time on the business day prior to the date of the Meeting (or such earlier time as necessary to allow Shareholder the reasonable opportunity to reverse any previously submitted redemption demand in connection with the Extension).

The “Redemption Notice” is a Current Report on Form 8-K under the Exchange Act that provides (i) the number of Class A ordinary shares remaining following the submission and non-reversal of redemption requests following the redemption deadline for the Extension; (ii) the number of unaffiliated parties with whom SPAC has entered non-redemption agreements in connection with the Extension; and (iii) the maximum aggregate number of Class A ordinary shares that such unaffiliated parties have agreed either not to request redemption in connection with the Extension or to revoke such Redemption Rights, redemption, or tender or submission for redemption of its Class A ordinary shares prior to such redemption being accepted by SPAC.

2. Consideration.

(a) In consideration of the agreement set forth in Section 1 hereof:

(i)

in connection with Shareholder entering into this Agreement and the Initial Extension, and for the avoidance of doubt, not with each Monthly Extension, SPAC hereby agrees to issue to Shareholder for no additional consideration, the number of Class A ordinary shares, which shall equal one percent (1%) of the number of Non-Redeemed Shares, set forth opposite such Shareholder’s name on Exhibit A (“Commitment Shares”). The number of Commitment Shares issuable pursuant to this Section 2(a)(i) shall be accrued upon completion of the Meeting and be issued to Shareholder promptly upon closing of a Business Combination (and in any event, no later than two (2) business days following the Business Combination). The Commitment Shares shall be issued directly to Shareholder in book-entry form on the books and records of SPAC’s transfer agent electronically via the Direct Registration System of the Depository Trust Company or in such other manner as Shareholder and SPAC shall agree upon;

(ii)

in connection with the first Monthly Extension, if it becomes necessary, that shall occur prior to the consummation of a Business Combination, SPAC hereby agrees to issue to Shareholder for no additional consideration, the number of Class A ordinary shares, which shall equal one and a half percent (1.5%) of the number of Non-Redeemed Shares, set forth opposite such Shareholder’s name on Exhibit A. The number of Class A ordinary shares issuable pursuant to the first Monthly Extension (the “First Monthly Extension Shares”) shall accrue upon SPAC’s notice for the first Monthly Extension and be issued to Shareholder promptly upon closing of a Business Combination (and in any event, no later than two (2) business days following the Business Combination). The First Monthly Extension Shares shall be issued directly to Shareholder in book-entry form on the books and records of SPAC’s transfer agent electronically via the Direct Registration System of the Depository Trust Company or in such other manner as Shareholder and SPAC shall agree upon;

(iii)

in connection with each Monthly Extension after the first Monthly Extension, if it becomes necessary, that shall occur prior to the consummation of a Business Combination, SPAC hereby agrees to issue to Shareholder for no additional consideration, the number of Class A ordinary shares, which shall equal three percent (3%) of the number of Non-Redeemed Shares, set forth opposite such Shareholder’s name on Exhibit A. The number of Class A ordinary shares issuable pursuant to each Monthly Extension following the first Monthly Extension (the “Additional Monthly Extension Shares”) shall accrue on a monthly basis following the first Monthly Extension and be issued to Shareholder promptly upon closing of a Business Combination (and in any event, no later than two (2) business days following the Business Combination). The First Monthly Extension Shares and Additional Monthly Extension Shares shall together be referred to herein as the “Monthly Extension Shares”. The Additional Monthly Extension Shares shall be issued directly to Shareholder in book-entry form on the books and records of SPAC’s transfer agent electronically via the Direct Registration System of the Depository Trust Company or in such other manner as Shareholder and SPAC shall agree upon; and

(iv)

upon closing of a Business Combination, the Sponsor will surrender and forfeit (the “Sponsor Forfeiture”) to SPAC for no consideration an aggregate number of Class B ordinary shares, par value $0.0001 per share, of SPAC equal to the sum of the Commitment Shares and the Monthly Extension Shares (such Class B ordinary shares to be surrendered and forfeited, the “Forfeited Shares”).

(b) In connection with the Commitment Shares and the Monthly Extension Shares pursuant to Section 2(a), Shareholder shall be entitled to the registration rights set forth in that certain Registration Rights Agreement, dated as of October 19, 2021 (the “Registration Rights Agreement”), among SPAC, Sponsor and the other parties thereto in respect of all Commitment Shares and Monthly Extension Shares, and SPAC, Sponsor and Shareholder shall execute a joinder thereto in substantially the form attached hereto as Exhibit B, whereby Shareholder shall become a “Holder” (as defined therein) and the Commitment Shares and the Monthly Extension Shares shall be “Registrable Securities” (as defined therein). SPAC shall use its commercially reasonable efforts to file with the SEC, within forty five (45) days of closing of a Business Combination, a registration statement that covers the Commitments Shares and the Monthly Extension Shares.

(c) SPAC acknowledges and agrees that the Commitment Shares and the Monthly Extension Shares which Shareholder is entitled to receive pursuant to Section 2(a) shall not be changed as a result of, or subject to, any earn-outs, forfeitures, transfers, surrenders, claw-backs, disposals, exchanges, restrictions, amendments or other arrangements agreed to by SPAC or Sponsor. The Commitment Shares and the Monthly Extension Shares shall not be subject to any transfer restrictions or any other lock-up provisions, earn outs, or other contingencies (other than those restrictions on transfer arising under applicable securities laws).

(d) If at any time the number of outstanding Class A ordinary shares is increased or decreased by a consolidation, combination, split or reclassification of the Class A ordinary shares or other similar event, then, as of the effective date of such consolidation, combination, split, reclassification or similar event, all share numbers referenced in this Agreement shall be adjusted in proportion to such increase or decrease in outstanding Class A ordinary shares of SPAC. For the avoidance of doubt, any redemptions of Class A ordinary shares of SPAC shall not result in the reduction of the number of Commitment Shares and Monthly Extension Shares to be issued to Shareholder.

3. Agreement to Vote. From and after the date hereof until the Termination Date (as defined below), Shareholder (in such capacity and not in any other capacity) hereby agrees subject to Section 1 that, at any meeting (whether annual or special and each adjourned or postponed meeting) of SPAC’s Shareholders to seek Approval of the Extension, however called, or in connection with any other written consent of SPAC’s Shareholders to seek Approval of the Extension, Shareholder will (x) appear at such meeting or otherwise cause all of the Securities held by Shareholder as of the date hereof to be counted as present thereat for purposes of calculating a quorum and (y) vote or cause to be voted (including by proxy or written consent, if applicable) all of the Securities held by Shareholder as of the date hereof:

(a) in favor of the Approval (and, in the event that the Approval is presented as more than one proposal, in favor of each proposal that is part of the Approval so long as such other proposals have no effects other than approving a portion of the Approval);

(b) for any proposal to adjourn or postpone the applicable Shareholder meeting to a later date proposed by SPAC for purposes of obtaining the Approval;

(c) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Shareholder contained in this Agreement.

4. No Transfers. Shareholder agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, will, from the execution of this Agreement until the business day following the Meeting (the “Termination Date”), (a) engage in any hedging transactions or Short Sales (as defined below) with respect to securities of SPAC, (b) offer for sale, sell (including Short Sales), transfer (including by operation of law), place a lien on (other than any lien in favor of a broker-dealer over property in a customer’s account with such broker-dealer generally and which lien is released upon transfer of such property (a “Permitted Lien”), pledge, convert, assign or otherwise dispose of (including by gift, merger, tendering into any tender offer or exchange offer or otherwise) or encumber (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement, arrangement, undertaking or understanding (including any profit-sharing arrangement) with respect to, or consent to, a direct or indirect Transfer of, any or all of the Non-Redeemed Shares, or (c) take any action that would have the effect of preventing or materially delaying the performance of its obligations hereunder. For purposes of this Agreement, “Short Sales” shall include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, (ii) all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage or other similar financing arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and (iii) sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

5. Representations and Covenants of Shareholder.

(a) Shareholder represents and warrants to SPAC as follows:

(i)

Shareholder, in making the decision to receive any Commitment Shares or Monthly Extension Shares pursuant to this Agreement, has not relied upon any oral or written representations or assurances from SPAC or any of SPAC’s officers, directors, partners or employees or any other representatives or agents. Shareholder further understands that no federal or state agency has passed upon or made any recommendation or endorsement of the acquisition of the Commitment Shares or Monthly Extension Shares;

(ii)

this Agreement has been validly authorized, executed and delivered by Shareholder and, assuming the due authorization, execution and delivery thereof by the other Parties hereto, is a valid and binding agreement enforceable against Shareholder in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Shareholder does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Shareholder is a party which would prevent Shareholder from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Shareholder is subject;

(iii)

Shareholder acknowledges that (i) it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with Shareholder’s own legal counsel and investment and tax advisors and (ii) SPAC nor any of its respective representatives or affiliates, has provided or will provide Shareholder any legal, investment or tax advice;

(iv)

Shareholder is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and acknowledges that the transactions contemplated hereby is being made in reliance, among other things, on a private placement exemption to “accredited investors” under the Securities Act and similar exemptions under state law;

(v)

Shareholder is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, all of the Securities, and there exist no liens or any other limitation or restriction (other than a Permitted Lien) that would affect Shareholder’s right to vote, sell or otherwise dispose of such securities (other than transfer restrictions under the Securities Act) affecting any such Securities, other than pursuant to ordinary course brokerage arrangements;

(vi)

Shareholder is subscribing for the Commitment Shares and the Monthly Extension Shares solely for investment purposes, for such Shareholder’s own account (and/or for the account or benefit of its members or affiliates, as permitted), and not with a view to the distribution thereof in violation of the Securities Act and Shareholder has no present arrangement to sell the Commitment Shares and/or the Monthly Extension Shares to be received hereunder to or through any person or entity except as may be permitted hereunder;

(vii)

Shareholder is sophisticated in financial matters and able to evaluate the risks and benefits of the investment in the Commitment Shares and the Monthly Extension Shares. Shareholder is aware that an investment in the Commitment Shares and the Monthly Extension Shares is highly speculative and subject to substantial risks. Shareholder is cognizant of and understands the risks related to the subscription of the Commitment Shares and the Monthly Extension Shares, including those restrictions described or provided for in this Agreement pertaining to transferability. Shareholder is able to bear the economic risk of its investment in SPAC for an indefinite period of time and able to sustain a complete loss of such investment;

(viii)

no broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Shareholder in connection with the subscription of the Commitment Shares or Monthly Extension Shares nor is Shareholder entitled to or will accept any such fee or commission; and

(ix)

Shareholder understands that the Commitment Shares and the Monthly Extension Shares will be issued to Shareholder in reliance on exemptions from the registration requirements under the Securities Act and therefore will be restricted securities thereunder, and analogous provisions in the laws and regulations of various states, and that SPAC is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Shareholder set forth in this Agreement in order to determine the applicability of such provisions.

6. SPAC Representations. SPAC hereby represents and warrants to Sponsor and Shareholder that:

(a) this Agreement has been validly authorized, executed and delivered by it and, assuming the due authorization, execution and delivery thereof by the other Parties hereto, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by SPAC does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which SPAC is a party which would prevent SPAC from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which SPAC is subject;

(b) the Class A ordinary shares to be issued by SPAC as Commitment Shares and/or Monthly Extension Shares pursuant to this Agreement, when issued to Shareholder, shall be (i) duly authorized, validly issued, fully paid and non-assessable shares and (ii) free and clear of any liens, claims, security interests, options charges or any other encumbrance whatsoever, except for restrictions imposed by federal and state securities laws;

(c) SPAC has not disclosed to Shareholder material non-public information with respect to SPAC;

(d) there is no action pending against SPAC or, to SPAC’s knowledge, threatened against SPAC, before any court, arbitrator, or governmental authority, which in any manner challenges or seeks to prevent, or enjoin or materially delay the performance by SPAC of its obligations under this Agreement; and

(e) SPAC has not offered the Commitment Shares and/or the Monthly Extension Shares by means of any general solicitation or general advertising within the meaning of Regulation D of the Securities Act, including but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

7. Sponsor Representations. Sponsor hereby represents and warrants to SPAC and Shareholder that:

(a) this Agreement has been validly authorized, executed and delivered by it and, assuming the due authorization, execution and delivery thereof by the other Parties hereto, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Sponsor does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Sponsor is a party which would prevent Sponsor from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Sponsor is subject;

(b) Sponsor (or its designees) is the beneficial owner of the Forfeited Shares, will continue to be the beneficial owner of the Forfeited Shares immediately prior to the closing of a Business Combination and will surrender and forfeit the Forfeited Shares to SPAC in connection with the closing of a Business Combination free and clear of any liens, claims, security interests, options charges or any other encumbrance whatsoever, except for restrictions imposed by federal and state securities laws.

(c) Sponsor has not disclosed to Shareholder material non-public information with respect to SPAC; and

(d) there is no action pending against Sponsor or, to Sponsor’s knowledge, threatened against Sponsor, before any court, arbitrator, or governmental authority, which in any manner challenges or seeks to prevent, or enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

8. Further Assurances. From time to time, at SPAC’s reasonable request and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

9. Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties; provided, that no such consent shall be required for any such assignment by the Shareholder to one or more of its affiliates. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 9 shall be null and void, ab initio.

10. Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with their respective specified terms or otherwise breach any of such provisions. Each of the Parties acknowledge and agree that (a) each of the Parties shall be entitled to seek an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, including Shareholder’s obligations to vote its Securities as provided in this Agreement and SPAC’s obligations to issue the Commitment Shares and the Monthly Extension Shares and the Sponsor Forfeiture as provided herein, without proof of damages, prior to the valid termination of this Agreement, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Party has an adequate remedy at applicable law or that an award of specific performance is not an appropriate remedy for any reason at applicable law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10 shall not be required to provide any bond or other security in connection with any such injunction.

11. Most Favored Nation. In the event SPAC or Sponsor enters into one or more other similar voting and non-redemption agreements with any other investor before or after the execution of this Agreement in connection with the Approval of the Extension, SPAC and Sponsor each represents that the terms of such other similar voting and non-redemption agreements are not materially more favorable to such other investors thereunder than the terms of this Agreement are in respect of Shareholder. To avoid doubt, SPAC acknowledges and agrees that a ratio of Non-Redeemed Shares to the Commitment Shares and the Monthly Extension Shares in any other non-redemption agreements in connection with the Extension that is more favorable to such other investors thereunder than the ratio in this Agreement is to Shareholder would be materially more favorable to such other investors. In the event that another investor is afforded any such more favorable terms pursuant to such similar voting and non-redemption agreement than Shareholder, SPAC shall inform Shareholder of such more favorable terms in writing within one business day, and Shareholder shall have the right to elect to have such more favorable terms included herein, in which case this Agreement shall automatically be amended to effect the same.

12. Governing Law. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation, inducement to enter and/or performance of this Agreement (whether related to breach of contract, tortious conduct or otherwise and whether now existing or hereafter arising) shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other jurisdiction. SPAC AND SHAREHOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LAWSUIT, CLAIM, OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

13. Acknowledgement; Waiver. Shareholder (i) acknowledges that SPAC may possess or have access to material non-public information which has not been communicated to Shareholder; (ii) hereby waives any and all claims, whether at law, in equity or otherwise, that he, she, or it may now have or may hereafter acquire, whether presently known or unknown, against SPAC or any of its respective officers, directors, employees, agents, affiliates, subsidiaries, successors or assigns relating to any failure to disclose any non-public information in connection with the transaction contemplated by this Agreement, including without limitation, any claims arising under Rule 10b-5 promulgated under the Exchange Act; and (iii) is aware that SPAC is relying on the truth of the representations set forth in Section 5 of this Agreement and the foregoing acknowledgement and waiver in clauses (i) and (ii) above, respectively, in connection with the transactions contemplated by this Agreement.

14. Use of Trust Account Funds. Since the IPO, the proceeds of the IPO and a portion of the proceeds of the sale of the private placement warrants have been held in a trust account established by SPAC (the “Trust Account”) and have been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”); provided, however, to mitigate the risk of SPAC being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), SPAC may, prior to the 24-month anniversary of the effective date of its registration statement for its IPO, to instruct the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to maintain the funds in the Trust Account in cash in an interest-bearing demand deposit account at a bank until the earlier of the consummation of a Business Combination and the liquidation of the Trust Account; provided, further, that interest previously earned on the funds held in the Trust Account still may be released to SPAC to pay its taxes, if any, and certain other expenses. For the avoidance of doubt, the proceeds deposited in the Trust Account and the interest earned thereon shall not be used to pay for any excise tax due under the Inflation Reduction Act of 2022 in connection with any redemptions of the Class A ordinary shares in connection with any redemption event.

15. Disclosure. SPAC agrees that it will not, without the prior written consent of Shareholder, publicly disclose the name of Shareholder or any of its affiliates or investment advisors, other than as required by applicable law, rule, regulation or regulator authority, in which case SPAC shall provide Shareholder with prior written notice of such disclosure. SPAC shall use best efforts to, by 9:00 a.m., New York City time, on the first business day immediately following the date of this Agreement, file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated by this Agreement and any other material non-public information that SPAC has provided to Shareholder at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document (or upon execution hereof if such information has been previously disclosed), Shareholder shall not be in possession of any material non-public information received from SPAC.

16. Entire Agreement: Amendment. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and may be amended or modified only by written instrument signed by all Parties, except for an automatic amendment pursuant to Section 11. The headings in this Agreement are for convenience of reference only and shall not alter or otherwise affect the meaning hereof. If any provision of this

Agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this Agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.

17. Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed signature page by electronic mail or other electronic transmission shall be effective as delivery of a manually signed counterpart of this Agreement.

18. Termination. This Agreement shall become null and void and of no force and effect upon the earliest to occur of: (a) the date of the Meeting, if any of the Non-Redeemed Shares held by Shareholder are actually redeemed in connection with the Meeting, other than as provided for in Section 1; (b) the mutual written consent of the Parties; and (c) the effectuation of the Extension and the delivery of the Commitment Shares and the Monthly Extension Shares to the Shareholder. For the avoidance of doubt, Sections 2(b), (c) and (d) of this Agreement shall survive any such termination.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first above written.

SPAC:

WORLDWIDE WEBB ACQUISITION CORP.

By:
Name:
Title:

SPONSOR:

WORLDWIDE WEBB ACQUISITION SPONSOR, LLC

By:
Name:
Title:

SHAREHOLDER:

By:
Name:
Title:

[Signature page to the Non-Redemption Agreement]

EXHIBIT A

Investor	Number of Securities	Number of Non- Redeemed Shares	Number of Commitment Shares	Number of First Monthly Extension Shares	Number of each issuance of Additional Monthly Extension Shares
		350,000	3,500	5,250	10,500

A-1

EXHIBIT B

FORM OF JOINDER

TO

REGISTRATION RIGHTS AGREEMENT

__________, 2023

Reference is made to that certain Voting and Non-Redemption Agreement, dated as of __________, 2023 (the “Agreement”), by and among Worldwide Webb Acquisition Corp. (the “SPAC”), Worldwide Webb Acquisition Sponsor, LLC (the “Sponsor”) and ____________________ (the “Shareholder”), pursuant to which Shareholder acquired securities of the SPAC from the SPAC. Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Agreement.

By executing this joinder, Shareholder hereby agrees, as of the date first set forth above, that Shareholder shall become a party to that certain Registration Rights Agreement, dated as of October 19, 2021, by and among the SPAC, the Sponsor and the Holders (as defined therein) (as it exists on the date of the Agreement, the “Registration Rights Agreement”), and shall be bound by the terms and provisions of the Registration Rights Agreement as a Holder and entitled to the rights of a Holder under the Registration Rights Agreement with respect to the Class A ordinary shares accrued pursuant to the Commitment Share and the Monthly Extension Shares (together with any other equity security of the SPAC issued or issuable with respect to any such Commitment Shares or Monthly Extension Shares by way of a share dividend or share subdivision or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization) shall be “Registrable Securities” thereunder.

For the purposes of clarity, it is expressly understood and agreed that each provision contained herein and the Registration Rights Agreement is between the SPAC and Shareholder, solely, and not between and among Shareholder and the other shareholders of the SPAC signatories thereto.

This joinder may be executed in two or more counterparts, and by facsimile, all of which shall be deemed an original and all of which together shall constitute one instrument.

SHAREHOLDER:

By:
Name:
Title:

ACKNOWLEDGED AND AGREED:

SPAC:
WORLDWIDE WEBB ACQUISITION CORP.

By:
Name:
Title:

B-1

SPONSOR:

WORLDWIDE WEBB ACQUISITION SPONSOR, LLC

By:
Name:
Title:

B-2